UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

5 Basel Street

P.O. Box 3190

Petach Tikva

4951033 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendments to the Master Purchase Agreement

Teva Pharmaceutical Industries Ltd. (“Teva”) and Allergan plc (“Allergan”) entered into an amendment dated July 11, 2016 (the “Third Amendment”), to the Master Purchase Agreement (the “Agreement”), dated as of July 26, 2015, by and between Teva and Allergan. Under the Third Amendment, Teva and Allergan, among other things, agreed to increase the base working capital used for purposes of a working capital adjustment by at least $650 million and in certain circumstances up to $800 million, added Actonel (authorized generic) and Carafate (authorized generic) to the list of excluded products, reduced the cash consideration to be paid by Teva by $221 million and provided that the Absence of Change representation will expire at closing.

On July 11, 2016, Teva and Allergan also entered into a letter agreement (the “Outside Date Letter”) extending the Outside Date (as defined in the Agreement) from July 26, 2016 to October 26, 2016, which date is contemplated by the Agreement.

Teva and Allergan previously entered into an amendment, dated July 5, 2016 (the “Second Amendment”) to the Agreement, under which Teva and Allergan, among other things, made certain clarifying changes to certain definitions and amended the requirements regarding the use of Allergan marks by Teva and its affiliates and the Actavis marks by Allergan and its affiliates during a post-closing transition period, and an amendment, dated June 9, 2016 (the “First Amendment”), under which Teva and Allergan, among other things, made certain clarifying changes to certain definitions and provided that Teva and Allergan would cooperate in complying with certain settlement agreements with the U.S. Federal Trade Commission to which Allergan and its affiliates are subject.

The foregoing descriptions of the First Amendment, Second Amendment, Third Amendment and the Outside Date Letter do not purport to be complete and are qualified in their entirety by reference to the relevant agreements, which are filed as Exhibits 99.1 to 99.4 hereto and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2016

TEVA PHARMACEUTICAL INDUSTRIES LTD.,

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amendment No. 1 to the Master Purchase Agreement, dated as of June 9, 2016, by and between Allergan plc and Teva Pharmaceutical Industries Ltd.

99.2	Amendment No. 2 to the Master Purchase Agreement, dated as of July 5, 2016, by and between Allergan plc and Teva Pharmaceutical Industries Ltd.

99.3	Amendment No. 3 to the Master Purchase Agreement, dated as of July 11, 2016, by and between Allergan plc and Teva Pharmaceutical Industries Ltd.

99.4	Letter Agreement, dated as of July 11, 2016, between Allergan plc and Teva Pharmaceutical Industries Ltd.